

November 8, 2011

Via E-mail
Frank A. Coyle, Esq.
General Counsel and Secretary
IASIS Healthcare LLC
117 Seaboard Lane, Building E
Franklin, Tennessee 37067

   Re: **IASIS Healthcare LLC**
      Registration Statement on Form S-4
      Filed October 31, 2011
      File No. 333-177620

Dear Mr. Coyle:

  We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

  After reviewing any amendment to your registration statement or any information you provide in response to this comment, we may have additional comments.

General

1. We note your statement that your letter of transmittal is to be filed by amendment. Please be advised that we will not be in a position to grant effectiveness to this registration statement until such time as a form of letter of transmittal has been filed. Please note that this letter should include a description of the material terms of your offering, should contain appropriate representations and warranties made by the tendering security holder, and should be consistent with the disclosure in your filing.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Michael Ryan, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, New York 10006